

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 21, 2008

Mr. Jeffrey K. Berg
President, Chief Executive Officer and Director
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

> **RE:** **Communications Systems, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-31588**

Dear Mr. Berg:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors, page 9

1.   In future filings, please set forth each risk factor under a subcaption that adequately describes the risk. Refer to Item 503(c) of Regulation S-K.

2.   We note the disclosure under your first bullet point of this section indicating that management had not yet completed "the process of documenting and testing its internal controls as required by the Sarbanes-Oxley Act of 2002." However, later under Item 9A, your disclosure indicates that management conducted an evaluation of the company's internal control over financial reporting as of December 31, 2007, and concluded that it was not effective. Please advise.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 12

Repurchases of Issuer's Equity Securities, page 14

3.   In future filings, please comply with Item 703 of Regulation S-K. Specifically, please include footnote disclosure provided by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703 relating to all repurchasing plans publicly announced. We note the adoption of a plan during your third quarter of 2007; however, appropriate footnote disclosure was not included in your third quarter Form 10-Q either.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.   In future filings, please consider including an "overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

- include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

5.   In future filings, you should consider providing more analysis as to reasons behind your period-to-period changes in your "results of operations" section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Role of the Compensation Committee and the Board, page 8

6.　　For purposes of Item 407(e)(3)(ii) of Regulation S-K, please identify in future filings, any role executive officers of the company have in determining or recommending the amount of or form of executive and director compensation.

7.　　We note your disclosure on page 9 related to the Compensation Committee's use of surveys in determining "competitive levels of overall cash compensation." It appears that the Compensation Committee uses the surveys underlying the comparable companies for benchmarking purposes. If so, you must identify the companies used in the surveys. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

Compensation Philosophy and Overview of Executive Officer Compensation, page 9

8.　　In future filings, please expand your analysis to discuss your compensation philosophy in the context of the actual levels of compensation paid for the last completed fiscal year. For example, discuss how the amounts paid with respect to your non-equity incentive plan compensation relate to the actual targets set for each performance measure.

Discussion of Elements of Executive Officer Compensation, page 9

9.　　We note that base salary and annual incentive plan awards are tied to the achievement of specified performance targets. In future filings, please disclose the performance targets that are used in the adjustment of base salary and those performance targets set for the achievement of incentive compensation. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Summary Executive Compensation Table, page 11

10.　　It appears that amounts that you have characterized a bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, these amounts should be reported in your summary compensation table as non-equity incentive plan awards.

Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures.

11.   We note your disclosure in footnote four discussing Mr. Sampson's retirement from the position of Chief Executive Officer in June of 2007. In addition, we note the company's disclosure stating Mr. Sampson continued as Chairman of the Board of Directors after June of 2007. Please confirm in your response letter that the amount of Mr. Sampson's compensation earned as a Director would not have required disclosure under the "Director Compensation" table on page 13, or in an appropriate footnote to the "Summary Executive Compensation" table on page 11.

Director Compensation, page 13

12.   We note your current report on form 8-K, filed with the Commission on June 22, 2007, announcing the retirement of Wayne E. Sampson as a director on June 21, 2007. Please confirm in your response letter that the amount of Mr. Sampson's compensation earned prior to his retirement would not have required him to be included as part of the company's director compensation disclosures required under Item 402(r) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Assistant Director
Larry Spirgel